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Family-friendlyCraft Beer
Big Chief Brewing

Brewery

193 Easton Road
Horsham, PA 19044
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INVESTMENT OPPORTUNITY
Big Chief Brewing is seeking investment to open a brewery and taproom.
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Business Overview

Big Chief Brewing offers a diverse lineup of high quality and exotic craft beer for the beer enthusiast in a warm and unique Native American setting. Our team will ensure that the needs of even the most diehard beer geek will be met, while at the same time also educating the novice beer drinkers to the wonderful world of craft beer brewing.

FOUNDED

2018

FLOOR SPACE (SQ. FT)

2952

The Team
Mark Dashner
Owner/Head Brewer

Mark has been home brewing for over 10 years and worked on and off in the micro-brewing community for 3 years. He was a Brewer's Assistant at Nale House Brewing from 2015-2018.

This is a preview. It will become public when you start accepting investment.

Executive Summary

Our Mission

Big Chief Brewing LLC offers a diverse lineup of high quality and exotic craft beer for the beer enthusiast in a warm and unique Native American setting. Our team will ensure that the needs of even the most diehard beer geek will be met, while at the same time also educating the novice beer drinkers to the wonderful world of craft beer brewing.

The Company and Management

Big Chief Brewing LLC will be located in Horsham Pa. We will be the first and only brewery in that township. The company is owned by Mark Dashner. Mark is a Native American and member of the Chippewa Tribe, whose father was raised on the Bad River Reservation. Mark has extensive experience in brewing a vast variety of styles of beer and has been focusing on rare sour and wild ale techniques for the past few years.

Our Services

Our clients are the beer drinkers that are tired of the cheap mass-marketed bland brews. Big Chief Brewing will offer these customers a vast array of exciting and flavorful beer styles. Having 8 brews always on tap, four flagship beers, 2 seasonal beers, and 2 rotating exotic and hard to find sour and wild ales.

The Market

Across America, the craft brewing business has seen an explosion of growth over the last five years. Horsham and the surrounding towns have both affluent and hardworking residents that desire a warm and inviting environment in which to sit back and relax with a pint of incredible quality beer. Our market research has shown that there is still plenty of room in this ever-growing industry.

Our Competitive Advantages

While there are five other breweries in surrounding towns in a ten-mile radius, most of these are industrial inside and do not offer the homey and family-friendly décor and atmosphere we will provide.

Big Chief Brewing will provide the highly sought after sours and barrel-aged wild ales, other breweries, save one, do not offer.

The Native American theme and culture will make us stand out from the others. Inside and out from the Totem Pole on the corner to the cobblestone exterior, from the rustic interior motif to the multitude of authentic Native American artwork collected and produced by the owner and his family over decades of time. We at Big Chief Brewing feel that this difference will make us stand out above other neighboring breweries and will greatly enhance the word of mouth networking that is pivotal in the craft beer world.

Financial Projections

Based on the size of our market and our defined market area, our sales projections for the first year are $250,000. We project a growth rate of 10% per year for the first three years.

The salary for the owner will be $40,000. On startup, we will have 3 trained staff to service to our customers and plan to hire more as our clientele base grows and operational days expand.

Start-up Financing Requirements

We are seeking an operating line of $90,000 to finance our first-year growth. The sole owner has invested $50,000 to meet working capital requirements.

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Data Room
Investment Round Status

$50,000

TARGET

$90,000

MAXIMUM

This investment round closes on August 19, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Upbuild $15,000
Equipment $20,000
Sign $5,000
Wages $7,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name Big Chief Brewing
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 6%-10.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2026
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Big Chief Buisness Plan .docx
Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $256,565 | $308,007 | $329,567 | $346,044 | $356,425 |
| Cost of Goods Sold | $30,489 | $36,598 | $41,641 | $42,000 | $42,355 |
| Gross Profit | $226,076 | $271,409 | $287,926 | $304,044 | $314,070 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Total Operating Expenses | $65,740 | $67,770 | $69,864 | $71,000 | $72,000 |
| Payroll | $90,415 | $102,778 | $117,778 | $121,946 | $125,604 |
| Operating Profit | $69,921 | $100,861 | $100,284 | $111,098 | $116,466 |

This information is provided by Big Chief Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No operating history

Big Chief Brewing has yet to commence operation. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Projected opening date is late October 2020.

Brewing commencing in late September, and building stock for 4-6 weeks.

Risk Factors

Limited Operating History

Big Chief Brewing is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Big Chief Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Big Chief Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Big Chief Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Big Chief Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Big Chief Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Big Chief Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Big Chief Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Big Chief Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Big Chief Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Big Chief Brewing's management or vote on and/or influence any managerial decisions regarding Big Chief Brewing. Furthermore, if the founders or other key personnel of Big Chief Brewing were to leave Big Chief Brewing or become unable to work, Big Chief Brewing (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Big Chief Brewing might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Big Chief Brewing is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Big Chief Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Big Chief Brewing's financial performance or ability to continue to operate. In the event Big Chief Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Big Chief Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Big Chief Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Big Chief Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Big Chief Brewing will carry some insurance, Big Chief Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Big Chief Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Big Chief Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Big Chief Brewing's management will coincide: you both want Big Chief Brewing to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Big Chief Brewing to act conservative to make sure they are best equipped to repay the Note obligations, while Big Chief Brewing might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Big Chief Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Big Chief Brewing or management), which is responsible for monitoring Big Chief Brewing's compliance with the law. Big Chief Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Big Chief Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Big Chief Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Big Chief Brewing, and the revenue of Big Chief Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Big Chief Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Big Chief Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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